SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Radez, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1111
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Ste. 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Radez, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2006

(Filed as Confidential Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934)

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2006

CONTENTS

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Essex Radez, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Essex Radez, L.L.C. as of December 31, 2006 and the related statements of income and changes in Members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the securities Act of 1934. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Radez, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R Steger, CPA

February 28, 2007

ESSEX RADEZ, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 421,577
Receivable from Brokers/Dealers	1,688,141
Other receivables	57,537
Securities Owned, at Market Value	528,215
Office equipment, net of depreciation ($7,512)	51,306
Exchange Memberships, Owned at Cost	255,000
Total assets	$ 3,001,776

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Due to clearing organization	$ 239,238
Accrued Expenses and Other Liabilities	867,297
Securities sold, not yet purchased, at market value	8,807
Total liabilities	1,115,342
Members' Capital	1,886,434
Total liabilities & members capital	$ 3,001,776

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Trading income (net of commissions)		$ 2,244,363
EXPENSES:		
Payroll expense	842,321	
Trading and Administration Expenses	1,494,727	
Depreciation expense	7,512	
Total Expenses		2,344,560
NET LOSS		($100,197)

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

BALANCE, BEGINNING OF YEAR	$ 2,670,443
NET LOSS	(218,477)
Contributions	538,335
Withdrawals	(227,000)
BALANCE, END OF YEAR	$ 1,886,434

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATIONS:		
Net loss	$ (100,197)	
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	7,512	
Changes in operating assets and liabilities:		
Decrease in due from clearing	1,219,073	
Increase in receivable from broker/dealer	(1,688,141)	
Decrease in securities owned	553,806	
Decrease in other securities	20,182	
Decrease in payable to broker/dealer	(648,624)	
Increase in due to clearing organization	239,238	
Increase in securities sold, not yet purchased	8,807	
Increase in accrued expenses & other liabilities	532,831	
Net cash provided by operations		$ 144,487
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	300,000	
Capital withdrawals	(227,000)	
Net cash provided by financing		73,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment		(58,818)
Net cash provided by investing		158,669
CASH BEGINNING BALANCE		262,908
CASH ENDING BALANCE		$ 421,577

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Essex Radez, L.L.C. (The "Company") was organized under the Illinois Limited Liability Company Act on November 1, 2002. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board of Options Exchange since 2003. The predecessor of the Company was a member of the CBOE since 1977. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and is a clearing member of the Exchange. The company is engaged in the trading of stock and options on organized exchanges in the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income. In the normal course of business, the Company enters into transactions in exchange-traded equities.. The equities are valued at market with the resulting unrealized gains and losses reflected currently in income.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Basis of Accounting

The Company's financial statements are presented using the accrual method of accounting. Revenues are recognized when all services are completed. Expenses are recognized as incurred.

Cash and Cash Equivalents

The Company defines its cash and cash equivalents to include only cash on hand, demand deposits and investments with original maturities of three months or less, with essentially no market risk.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital of $1,374,290, which was $1,124,290 in excess of its required capital.

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$528,215	$8,807

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at two commercial banks. Cash in these accounts at times exceeded $100,000. The Federal Deposit Insurance Corporation (FDIC) secures the bank accounts up to $100,000.00. The Company manages this risk by monitoring the balances in the accounts.

NOTE 5. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease was five year lease ending December 31, 2010. Rent expense for the year ended December 31, 2006, was approximately was $26,540. Minimum future payments under non-cancelable operating leases having remaining terms in excess of one year as of January 1, 2007, for each of the next five years and in the aggregate are:

Fiscal Year	Amount
2007	$ 26,336
2008	28,159
2009	29,008
2010	29,871
Total minimum future rental payment	$ 113,374

NOTE 6. PRINCIPAL TRANSACTIONS REVENUES

During 2005 the Company's principal transaction revenues consisted of equity trading activities and a share of trading income from an agreement. Total transaction revenue for 2006 was $2,244,363.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 8. FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instrument with concentration of credit risk. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities. The trading conducted is in the normal course of the Company's operation on an exchange.

ESSEX RADEZ, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total Members' capital, end of year	$ 1,886,434
Less:	
Non-allowable assets	(363,843)
Haircut required	(135,725)
Undue Concentration	(12,576)
NET CAPITAL	1,374,290
Minimum net capital requirement	250,000
EXCESS NET CAPITAL	$ 1,124,290
EXCESS NET CAPITAL AT 1000%	$ 1,374,290

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 0

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS reports as filed.

ESSEX RADEZ, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

RESERVE COMPUTATION

(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

(see Note)

Note: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Essex Radez, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements of Essex Radez, L.L.C. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Essex Radez, L.L.C. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management has informed us that the controller exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the Securities and Exchange Commission, and all other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

John R. Steger, CPA

February 28, 2007

END